FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
Commission file number 001-3305

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Merial 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Merck and Company, Inc.
P.O. Box 100
Whitehouse Station, New Jersey 08889-0100

REQUIRED INFORMATION
     The following financial statements are furnished for the Plan:
1.	The plan is subject to ERISA therefore the Plan is filing Plan financial statements and schedules prepared in accordance with financial reporting requirements of ERISA.

2.	A written consent of the accountant.

Merial 401(k) Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2007 and 2006

Merial 401(k) Savings Plan
Index
December 31, 2007 and 2006

*	Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.
EX-23.1 CONSENT OF PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
10 Tenth Street, Northwest
Suite 1400
Atlanta, GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239
www.pwc.com
Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the
Merial 401(k) Savings Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Merial 401 (k) Savings Plan (the “Plan”) at December 31, 2007 and December 31, 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atlanta, Georgia
June 20, 2008

Merial 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

(in thousands of dollars)	2007	2006

Assets
Investments at fair value (Note 3)
Common stocks	$23,163	$19,621
Common/collective trust funds	12,237	11,654
Mutual funds	105,300	89,059
Loans to participants	2,357	2,342

Total investments	143,057	122,676

Receivables
Participant contributions	260	326
Employer contribution	106	158
Accrued income	184	1,711
Unsettled investment sales	37	103

Total receivables	587	2,298

Total assets	143,644	124,974

Liabilities
Payables
Unsettled investment purchases	4	83

Total liabilities	4	83

Net assets available for benefits, at fair value	143,640	124,891
Adjustment from fair value to contract value for indirect
interest in benefit-responsive investment contracts	35	158

Net assets available for benefits	$143,675	$125,049

The accompanying notes are an integral part of these financial statements.

Merial 401(k) Savings Plan
Statement of Changes in Net Assets Available For Benefits
Year Ended December 31, 2007

(in thousands of dollars)

Additions to net assets attributed to
Interest and dividend income	$942
Net appreciation in fair value of investments (Note 3)	12,429
Contributions
Participants	10,728
Employer	4,705
Rollovers from other plans	888

Total contributions	16,321

Total additions	29,692

Deductions from net assets attributed to	11,050
Benefits paid to participants	16

Administrative expenses	11,066

Total deductions	18,626
Net increase

Net assets available for benefits
Beginning of year	125,049

End of year	143,675

The accompanying notes are an integral part of these financial statements.

Merial 401(k) Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

1.	Description of the Plan

The following description of the Merial 401(k) Savings Plan (the “Plan”) is provided for general information purposes. Participants of the Plan should refer to the Plan document for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan covers all full-time and part-time employees of Merial Limited and Merial Select (the “Company”), who have enrolled as participants. The Plan was originally adopted effective January 1, 1989.

Eligibility
An employee is eligible to participate in the Plan as soon as administratively feasible, following the date on which he or she performs his or her first hour of service with the employer and executes a salary reduction agreement. Employees who are part of a collective bargaining agreement or are not United States citizens are not eligible to participate in the Plan.

Participant Contributions Under the provision of the Plan, allowable contributions are outlined as follows:

Salary Reduction Agreement: Participants may elect to enter a salary reduction agreement of up to 50% of the participant’s compensation. These amounts are credited to the participant’s account as pre-tax contributions. The maximum amount of compensation that a participant may elect to defer for the year ended December 31, 2007 was $15,500.

Voluntary Contributions: In addition to pre-tax contributions made through the salary reduction agreement, a participant may make voluntary non-deductible contributions to their account in an amount up to 50% of their compensation; provided, however, that the total percentage of voluntary contributions and salary reduction contributions do not exceed 50% of the participant’s compensation for each payroll period within a plan year.

Catch up Contributions: Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. The maximum catch-up contribution available to participants for 2007 was $5,000.

Employer Contributions
The employer makes matching contributions to the participant’s account equal to 100% of the participant’s salary reduction contributions and voluntary contributions up to 3% of the participant’s compensation and 50% of a participant’s salary reduction contributions between 4% and 6% of the participant’s compensation.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan investment earnings or losses. Each investment charges an expense fee for each transaction. Some of the investment vehicles (Fidelity Advisor Diversified International, PIMCO Total Return Fund, and Allianz NFJ Small Cap Value Fund) charge a redemption fee if investments are sold during a period of time following purchase (seven to 60 days). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Merial 401(k) Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

Vesting Participants are vested immediately in their contributions and employer contributions plus actual earnings thereon.

Investments
The trustee of the Plan is Wells Fargo Bank Minnesota, N.A. (hereafter referred to as “Trustee”). It is the duty of the Trustee to acquire and dispose of the Plan’s assets and to perform such other services as the Trustee shall deem necessary or desirable in connection with the management of the Plan’s investment holdings.

Withdrawals
Participants may elect to withdraw any portion of their employee contribution accounts, employer match account, or rollover account for any reason after attainment of age 59 1/2. Participants under the age of 59 1/2 that have a specified financial hardship may withdraw all or any portion of their salary reduction contributions.

Participant Loans
Participants have the ability to borrow against their vested account balance in the Plan. Participants may borrow 50% of their vested account balance, up to $50,000 in any twelve-month period. The loans are collateralized by the balance in the participant’s account and bear interest at rates that range from 4.75% to 9.50%, which are commensurate with local prevailing rates charged by lenders for similar loans.

Each loan is collateralized by the assignment of the borrower’s entire right, title and interest in his/her participant account. Loans may be repaid over one to five years or thirty years, based on the type of loans, as defined, and the entire unpaid principal balance of the loan is due either upon the participant’s termination or a default in payment of either principal or interest. Repayment of a loan shall be made through payroll deduction at least quarterly.

Payment of Benefits
When a participant terminates service with the Company or reaches his or her normal retirement date, the balance of the account is payable to the participant. For participants with account balances in excess of $5,000, an election is available to defer the distribution until the participant’s normal retirement date. The normal retirement date is the date the participant reaches age 65. Participants may elect to receive the distribution as either a lump sum payment in cash or annual installment payments in cash over a period not to exceed ten years.

2.	Summary of Significant Accounting Policies

Basis of Accounting The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes, herein, and disclosures of contingent assets and liabilities. Actual results may differ from these estimates.

Merial 401(k) Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

Investment Valuation
Common stocks are valued on the basis of the closing price per share on December 31, 2007 and 2006 as reported on the New York Stock Exchange or, if no sales were made on that date, at the closing price on the next preceding day on which sales were made. Investments in mutual funds and common/collective trust funds are valued at the last reported net asset value on each valuation date. Loans to participants are carried at their outstanding balance, which approximates fair value.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Transactions and Income
Investment transactions are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest is recognized on an accrual basis. The net appreciation or depreciation in market value of investments consists of realized gains and losses and changes in unrealized appreciation or depreciation of these investments during the year. Realized gains and losses on investments are determined on the basis of average cost. Unrealized gains or losses on investments are based on changes in the market values or fair values of such investments.

Payment of Benefits
Distributions to participants are recorded when payment is made. In-service withdrawals will generally be made in cash. Participants have the option of requesting any portion of an in-service withdrawal that is invested in Merck and Company, Inc. (“Merck”) or Sanofi-Aventis ADRs in shares rather than cash (“in kind distribution”). In-kind distributions are recorded based on the market value of the shares at the date of distribution.

Cash and Cash Equivalents The Plan considers all highly liquid investments with a maturity of three months or less, when acquired, to be cash equivalents.

Administrative Expenses
Administrative expenses may be paid by the Company. During 2007, expenses were paid by the Company with the exception of loan application and annual maintenance fees, which are paid directly out of the Plan’s funds and charged to the participants’ accounts. The loan application and annual loan maintenance fees are paid by specific participants with outstanding loans. Administrative expenses for 2007 were $16,260.

Effects of New Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 157 (SFAS No. 157), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157

Merial 401(k) Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

clarifies that fair value is the price that would be received to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants on the measurement date. SFAS No. 157 is required to be applied whenever another financial accounting standard requires or permits an asset or liability to be measured at fair value. SFAS No. 157 does not expand the use of fair value to any new circumstances. The Plan will adopt SFAS No. 157 effective January 1, 2008 and does not anticipate that the adoption of this standard will be material to the financial statements.

3.	Investments

Investments, at fair value are as follows:

(in thousands of dollars)	2007		2006

Common Stocks
Merck and Company, Inc.	$21,462	*	$17,586	*
Sanofi-Aventis ADR**	1,701		2,035

Total Common Stocks	23,163		19,621

Common/Collective Trust Funds
Wells Fargo Collective Stable Return Funds	11,626		11,098	*
Wells Fargo Short Term Investment Fund N	—		556
Wells Fargo Advantage Cash Investment Fund	611		—

Total Common/Collective Trust Funds	12,237		11,654

Mutual Funds
Allianze Small Cap Value Fund	18,279	*	15,417	*
Fidelity Investment Diversified International Fund	17,064	*	13,111	*
AIM Basic Value Fund	12,433	*	12,857	*
Wells Fargo Advantage Large Company Growth Fund	12,137	*	11,574	*
Artisan Mid Cap Fund	10,884		7,754	*
Lord Abbett Mid Cap Value	7,886	*	6,448
Pimco Total Return Fund	5,853		5,209
Wells Fargo Advantage Aggressive Allocation Fund	5,172		4,298
Wells Fargo Advantage Growth Balanced Fund	5,188		4,118
Wells Fargo Advantage Index Fund	4,464		3,021
Wells Fargo Advantage Moderate Balance Fund	2,453		1,973
Wells Fargo Advantage Conservative Fund	2,052		1,642
Neuberger Berman Fasciano	1,435		1,637

Total Mutual Funds	105,300		89,059

Loans to participants	2,357		2,342

Total investments	$143,057		$122,676

*	These investments represent 5% or more of the Plan’s net assets as of the end of the plan year.

**	ADR — American Depository Receipts

Merial 401(k) Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

During the year ended December 31, 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $12,429 as follows:

(in thousands of dollars)

Type of Investments
Common stocks	$5,559
Common/collective trust fund	494
Mutual funds	6,353
Other security changes	23

$12,429

4.	Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right under the Plan to terminate the Plan, in whole or in part, at any time subject to the provisions of ERISA. In the event of Plan termination, assets of the Plan would be distributed in accordance with the Plan agreement.

5.	Parties-In-Interest

The Company is jointly (50/50) owned by Merck and Sanofi-Aventis (collectively the “Parents”). The Plan allows for investment in shares of the Parents.

At December 31, 2007, the Plan held investments of $21,461,824 or 369,331 shares of Merck common stock.

During 2004, Aventis was purchased by a competitor, Sanofi Synthelabo, forming a new company known as Sanofi-Aventis. As part of the purchase, Sanofi Synthelabo tendered an offer to Aventis ADR (American Depository Receipts) Plan participants to purchase their stock in exchange for Sanofi Synthelabo stock and cash. The Aventis ADR Fund was frozen upon the sale of Aventis.

At December 31, 2007, the Plan held investments of $1,700,864 or 37,357 shares of Sanofi-Aventis ADR’s.

6.	Tax Status

The Plan obtained its latest determination letter on September 7, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since its latest determination letter. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and amounts reported in the statement of net assets available for benefits.

Merial 401(k) Savings Plan
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2007 EIN No. 52-2048950 / Plan Number 001

(in thousands of dollars)

	(b) Identity of issue	(c) Description of investments, including
	borrower, lessor, or	maturity date, rate of interest,		(e) Current
(a)	similar party	collateral, par or maturity value	(d) Cost **	value
*	Merck and Company, Inc. (589331107)	Common Stock, 369,331 shares		$21,462
*	Sanofi-Aventis(80105N105)	37,357 American depository receipts		1,701

	Total – Common Stock			23,163

*	Wells Fargo Collective Stable Ret Fund (PF9966003)	Common Collective Fund, 281,144 units ***		11,661
*	Wells Fargo Advantage Cash Inv Fund (VP7000046)	Common Collective Fund, 611,466 units		611

	Total – Common Collective Trust Fund			12,272

	Allianz Small Cap Value Fund (018918706)	Mutual Fund, 617,549 units		18,279
	Fidelity Investments Diversified Int’l Fund (315920736)	Mutual Fund, 781,692 units		17,064
	AIM Basic Value Fund (00141M747)	Mutual Fund, 394,710 units		12,433
*	Wells Fargo Advtg Lg Co Grwth Fund (94975G561)	Mutual Fund, 224,641 units		12,137
	Artisan Mid Cap Fund (04314H303)	Mutual Fund, 351,787 units		10,884
	Lord Abbett Mid Cap Value Fund (543919104)	Mutual Fund, 424,690 units		7,886
	Pimco Total Return Fund (693390726)	Mutual Fund, 547,501 units		5,853
	Wells Fargo Advtg Aggr Alloc Fund (94975G413)	Mutual Fund, 351,830 units		5,172
*	Wells Fargo Advtg Growth Bal Fund (94975G363)	Mutual Fund, 182,666 units		5,188
*	Wells Fargo Index Fund (94975G686)	Mutual Fund, 80,014 units		4,464
*	Wells Fargo Advtg Mod Bal Fund (94975H106)	Mutual Fund, 119,655 units		2,453
*	Wells Fargo Advtg Conserv Alloc Fund (94975H767)	Mutual Fund, 107,108 units		2,052
	Neuberger Berman Fascino Fund (641224852)	Mutual Fund, 37,265 units		1,435

	Total – Mutual Fund			105,300

*	Participants’ loans	Loans to participants at interest rates,
		ranging from 4.75% to 9.50% with
		maturities through 2037		2,357

				$143,092

*	Denotes party-in-interest to the Plan.

**	Cost information not required for participant-directed accounts under an individual account plan.

***	Presented at contract value.

SIGNATURES
     The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Merial 401(k) Savings Plan
Date: June 26, 2008
Jean Mauldin
Chief Financial Officer